EXHIBIT 4.1(a)

DESCRIPTION OF PG&E CORPORATION’S SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Capital Stock Registered under Section 12 of the Securities Exchange Act of 1934:

•Common Stock, no par value ( the “Common Stock”)
•6.000% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”)

The following description of PG&E Corporation’s capital stock is only a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to applicable law, our Amended and Restated Articles of Incorporation filed June 22, 2020, as amended by the Certificate of Amendment filed May 24, 2022 (the “Articles of Incorporation”), our Bylaws amended and restated as of December 12, 2024 (the “Bylaws”), and, with respect to the Mandatory Convertible Preferred Stock, the Certificate of Determination (as defined below) filed December 5, 2024, each of which is filed as an exhibit to this Annual Report on Form 10-K and is incorporated by reference herein. We encourage you to read the Articles of Incorporation and the Bylaws for additional information.

In this section, references to “we,” “our,” “ours” and “us” refer only to PG&E Corporation and not to any of its direct or indirect subsidiaries or affiliates except as expressly provided.

Our Articles of Incorporation authorize the issuance of 3,600,000,000 shares of Common Stock and 400,000,000 shares of preferred stock. As of December 31, 2024, there were approximately 2,671,317,126 shares of our Common Stock, no par value, outstanding, 32,200,000 shares of our Mandatory Convertible Preferred Stock outstanding, and no other shares of preferred stock outstanding. All outstanding shares of our capital stock are fully paid and nonassessable.

Description of the Common Stock

General

We may issue our capital stock (including Common Stock and preferred stock) from time to time upon such terms and for such consideration as may be determined by our Board of Directors. Such further issuances, up to the aggregate amounts authorized by our Articles of Incorporation, will not require approval by our shareholders. We may also issue Common Stock from time to time under dividend reinvestment and employee benefit plans.

Ownership Restrictions

Holders of our Common Stock may not directly or indirectly acquire more than 4.75% of the combined value of our outstanding stock, including, for the avoidance of doubt, Common Stock, preferred stock, and other interest designated as our “stock” by the Board of Directors as disclosed in an SEC filing by us.

Voting Rights

Except as otherwise provided by law, holders of our Common Stock have voting rights on the basis of one vote per share on each matter submitted to a vote at a meeting of shareholders, subject to any class or series voting rights of holders of our preferred stock. Our shareholders may not cumulate votes in elections of directors. As a result, the holders of our Common Stock and (if issued) preferred stock entitled to exercise more than 50% of the voting rights in an election of directors can elect all of the directors to be elected if they choose to do so. In such event, the holders of the remaining Common Stock and preferred stock voting for the election of directors will not be able to elect any persons to the Board of Directors.

Dividend Rights

Holders of our Common Stock, subject to any prior rights or preferences of preferred stock outstanding, have equal rights to receive dividends if and when declared by our Board of Directors out of funds legally available therefor, except for dividends of cash or property.

Liquidation Rights

In the event of our liquidation, dissolution or winding up and after payment of all prior claims, holders of our Common Stock would be entitled to receive any of our remaining assets, subject to any preferential rights of holders of outstanding shares of preferred stock.

Conversion, Redemption and Preemptive Rights

Holders of our Common Stock have no preemptive rights to subscribe for additional shares of Common Stock or any of our other securities, nor do holders of our Common Stock have any redemption or conversion rights.

Listing

Our Common Stock is listed on the New York Stock Exchange under the symbol “PCG.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is EQ Shareowner Services.

Limitations on Rights of Holders of Common Stock - Preferred Stock

The rights of holders of Common Stock may be materially limited or qualified by the rights of holders of the Mandatory Convertible Preferred Stock and preferred stock that we may issue in the future. Set forth below is a description of PG&E Corporation’s authority to issue preferred stock and the possible terms of that stock. See “Description of Mandatory Convertible Preferred Stock” below for a description of the terms of the Mandatory Convertible Preferred Stock, which include limitations and qualifications on the rights of holders of the Common Stock.

Our Board of Directors is authorized, pursuant to our Articles of Incorporation, to issue up to 400,000,000 shares of preferred stock in one or more series and to fix and determine the number of shares of preferred stock of any series, to determine the designation of any such series, to increase or decrease the number of shares of any such series subsequent to the issue of shares of that series, and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any such series.

Prior to the issuance of shares of each series of our preferred stock, our Board of Directors is required to adopt resolutions and file a certificate of determination with the Secretary of State of the State of California. The certificate of determination will fix for each series the designation and number of shares and the rights, preferences, privileges and restrictions of the shares including, but not limited to, the following:

•the title and stated value of the preferred stock;

•voting rights, if any, of the preferred stock;

•any rights and terms of redemption (including sinking fund provisions);

•the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the preferred stock;

•whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

•the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•the terms and conditions, if applicable, upon which the preferred stock will be convertible into our Common Stock, including the conversion price (or manner of calculation) and conversion period;

•the provision for redemption, if applicable, of the preferred stock;

•the provisions for a sinking fund, if any, for the preferred stock;

•liquidation preferences;

•any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

•any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

All shares of preferred stock will, when issued, be fully paid and nonassessable and will not have any preemptive or similar rights.

In addition to the terms listed above, we will set forth in a prospectus supplement the following terms relating to the class or series of preferred stock being offered:

•the number of shares of preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•the procedures for any auction and remarketing, if any, for the preferred stock;

•any listing of the preferred stock on any securities exchange; and

•a discussion of any material and/or special United States federal income tax considerations applicable to the preferred stock.

Until our Board of Directors determines the rights of the holders of a series of preferred stock, we cannot predict the effect of the issuance of any shares of such series of preferred stock upon the rights of holders of our Common Stock. However, the effect could include one or more of the following:

•restricting dividends on our Common Stock;

•diluting the voting power of our Common Stock;

•impairing the liquidation rights of our Common Stock; or

•delaying or preventing a change in control of us without further action by our shareholders.

Our preferred stock, if issued, would rank, with respect to dividends and upon our liquidation, dissolution or winding up:

•senior to all classes or series of our Common Stock and to all of our equity securities ranking junior to the preferred stock;

•on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

•junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

Description of the Mandatory Convertible Preferred Stock

Ranking

The Mandatory Convertible Preferred Stock, with respect to dividend rights and/or distribution rights upon our liquidation, winding-up or dissolution, as applicable, will rank:

•senior to our Common Stock and each other class or series of our capital stock established after the first original issue date of shares of the Mandatory Convertible Preferred Stock (which we refer to as the “Initial Issue Date”), the terms of which do not expressly provide that such class or series ranks either (x) senior to the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution or (y) on parity with the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Junior Stock”);
•on parity with any class or series of our capital stock established after the Initial Issue Date, the terms of which expressly provide that such class or series will rank on parity with the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Parity Stock”);
•junior to each class or series of our capital stock established after the Initial Issue Date, the terms of which expressly provide that such class or series will rank senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Senior Stock”); and
•junior to our existing and future indebtedness and other liabilities.

In addition, with respect to dividend rights and distribution rights upon our liquidation, winding up or dissolution, the Mandatory Convertible Preferred Stock will be structurally subordinated to any existing and future indebtedness and other liabilities of each of our subsidiaries.

Dividend Rights

Dividends on the Mandatory Convertible Preferred Stock are payable quarterly on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee thereof, out of funds legally available for payment, at a rate of 6.00% of the liquidation preference of $50.00 per share of the Mandatory Convertible Preferred Stock per annum. We may, in our discretion, pay quarterly declared dividends in cash or, subject to certain limitations, in shares of our common stock or any combination of cash and shares of our common stock. Shares of common stock used to pay dividends will be valued at 97% of the volume-weighted average price per share over the five-consecutive trading day period beginning on, and including, the sixth scheduled trading day prior to the applicable dividend payment date, except that in no event will the number of shares of common stock to be delivered per share of Mandatory Convertible Preferred Stock in connection with any declared dividend exceed a number equal to the total dividend payment per share divided by a floor price of $7.19, subject to certain anti-dilution adjustments.

So long as any share of the Mandatory Convertible Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on our common stock or any other class or series of Junior Stock, and no common stock or any other class or series of Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries unless, in each case, all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid in full in cash, shares of our common stock or a combination thereof, or a sufficient sum of cash or number of shares of our common stock has been set apart for the payment of such dividends, on all outstanding shares of the Mandatory Convertible Preferred Stock. The foregoing limitation shall not apply to: (i) any dividend or distribution payable in shares of common stock or other Junior Stock, together with cash in lieu of any fractional share, (ii) purchases, redemptions or other acquisitions of common stock or other Junior Stock or Parity Stock in connection with the administration of any benefit or other incentive plan, including any employment or compensation agreement, including, without limitation, (x) the forfeiture of unvested shares of restricted stock or share withholdings or other acquisitions or surrender of shares or derivative securities to which the holder may otherwise be entitled upon exercise, delivery or vesting of equity awards (whether in payment of applicable taxes, the exercise price or otherwise) and (y) the payment of cash in lieu of fractional shares; (iii) purchases or deemed purchases or acquisitions of fractional interests in shares of any of our common stock or other Junior Stock pursuant to the conversion or exchange provisions of such shares of other Junior Stock or any securities exchangeable for or convertible into shares of common stock or other Junior Stock; (iv) any dividends or distributions of rights or common stock or other Junior Stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (v) purchases of common stock or other Junior Stock pursuant to a contractually binding requirement to buy common stock or other Junior Stock, including under a contractually binding stock repurchase plan, in each case, existing prior to the date of this prospectus supplement; (vi) the acquisition by us or any of our subsidiaries of record ownership in common stock or other Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than us or any of our subsidiaries), including as trustees or custodians, and the payment of cash in lieu of fractional shares; (vii) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation preference) or Junior Stock and the payment of cash in lieu of fractional shares; or (viii) the settlement of any convertible note hedge transactions or capped call transactions entered into in connection with the issuance, by us or any of our subsidiaries, of any debt securities that are convertible into, or exchangeable for, our common stock (or into or for any combination of cash and our common stock based on the value of our common stock), provided such convertible note hedge transactions or capped call transactions, as applicable, are on customary terms and were entered into either (a) before the Initial Issue Date or (b) in compliance with the foregoing provision.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of the Mandatory Convertible Preferred Stock will be entitled to receive a liquidation preference in the amount of $50.00 per share of the Mandatory Convertible Preferred Stock (the “Liquidation Preference”), plus an amount (the “Liquidation Dividend Amount”) equal to accumulated and unpaid dividends on such shares, whether or not declared, to, but excluding, the date fixed for liquidation, winding-up or dissolution, such amount to be paid out of our assets legally available for distribution to our stockholders, after satisfaction of debt and other liabilities owed to our creditors and holders of shares of any Senior Stock and before any payment or distribution is made to holders of Junior Stock (including our common stock).

If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to (1) the Liquidation Preference plus the Liquidation Dividend Amount on the shares of the Mandatory Convertible Preferred Stock and (2) the liquidation preference of, and the amount of accumulated and unpaid dividends (to, but excluding, the date fixed for liquidation, winding-up or dissolution) on, all Parity Stock are not paid in full, the holders of Mandatory Convertible Preferred Stock and all holders of any such Parity Stock will share equally and ratably in any distribution of our assets in proportion to their respective liquidation preferences and amounts equal to the accumulated and unpaid dividends to which they are entitled.

After the payment to any holder of the Mandatory Convertible Preferred Stock of the full amount of the Liquidation Preference and the Liquidation Dividend Amount for such holder’s shares of the Mandatory Convertible Preferred Stock, such holder as such will have no right or claim to any of our remaining assets.

Neither the sale, lease nor exchange of all or substantially all of our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

Ownership Restrictions

See “Description of Common Stock – Ownership Restrictions.”

Voting Rights

Holders of our Mandatory Convertible Preferred Stock do not have any voting rights or powers, except as described below and as specifically required by California law or by our Articles of Incorporation.

Whenever dividends on any shares of the Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the authorized number of directors on our Board will, at the next annual meeting of stockholders or at a special meeting of stockholders, automatically be increased by two (or if such increase would exceed the maximum number of directors then permitted under the Articles of Incorporation, we shall take any action required to cause two authorized director seats to be vacant), and the holders of the Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of Voting Preferred Stock (as defined below) then outstanding, will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, if any, to vote for the election of a total of two additional members of our Board, subject to certain limitations.

As used herein, “Voting Preferred Stock” means any other class or series of our Parity Stock upon which like voting powers for the election of directors have been conferred and are exercisable.

So long as any shares of the Mandatory Convertible Preferred Stock are outstanding, we will not, without the affirmative vote or consent of the holders of record of at least two-thirds in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and, solely with respect to clause (1) below, all other series of Voting Preferred Stock at the time outstanding and entitled to vote thereon, voting together as a single class:
1.    amend or alter the provisions of our Articles of Incorporation so as to authorize or create, or increase the authorized number of, any class or series of Senior Stock;
2.    amend, alter or repeal the provisions of our Articles of Incorporation or the Certificate of Determination governing the terms of the Mandatory Convertible Preferred Stock (the “Certificate of Determination”) so as to materially and adversely affect the special rights, preferences or voting powers of the Mandatory Convertible Preferred Stock; or
3.    consummate a binding share exchange or reclassification involving the shares of the Mandatory Convertible Preferred Stock, a merger or consolidation of us with or into another entity or a conversion of, domestication in or transfer of us to a foreign jurisdiction, unless, in each case: (i) the shares of the Mandatory Convertible Preferred Stock remain outstanding following the consummation of such binding share exchange, reclassification, merger or consolidation or, in the case of (x) any such merger or consolidation with respect to which we are not the surviving or resulting entity (or in which the Mandatory Convertible Preferred Stock is otherwise exchanged or reclassified) or (y) any such conversion, domestication or transfer, are converted or reclassified into or exchanged for preference securities of the surviving or resulting entity, of the converted, domesticated or transferred entity or, in either case, such entity’s ultimate parent; and (ii) the shares of the Mandatory Convertible Preferred Stock that remain outstanding or such shares of preference securities, as the case may be, have such rights, preferences and voting powers that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences and voting powers, taken as a whole, of the Mandatory Convertible Preferred Stock immediately prior to the consummation of such transaction, in each case, subject to certain exceptions.

In addition, in certain circumstances described in the Certificate of Determination, we may amend, alter, correct, supplement or repeal any of the terms of the Mandatory Convertible Preferred Stock without the vote or consent of the holders of the Mandatory Convertible Preferred Stock.

Mandatory Conversion

Unless earlier converted, each outstanding share of the Mandatory Convertible Preferred Stock will automatically convert on the mandatory conversion date of December 1, 2027, pursuant to the conversion procedures set forth in the Certificate of Determination. The number of shares of our Common Stock issuable upon conversion of each share of Mandatory Convertible Preferred Stock will be determined based on the volume-weighted average market value per share of our common stock over the 20-consecutive trading day period beginning on and including the 21st scheduled trading day immediately preceding the mandatory conversion date, subject to certain anti-dilution adjustments and certain adjustments in the event of any undeclared, accumulated and unpaid dividends. The following table illustrates the conversion rate per share of each series of Mandatory Convertible Preferred Stock, in each case subject to such adjustments:

Series A preferred stock
Greater than $25.6871 (which is the threshold appreciation price)	1.9465 shares (the minimum conversion rate, approximately equal to $50 divided by the threshold appreciation price)
Equal to or less than $25.6871 but greater than or equal to $20.5499	Between 1.9465 and 2.4331 shares, determined by dividing $50.00 by the applicable market value of our common stock
Less than $20.5499 (which is the initial price)	2.4331 shares (approximately equal to $50.00 divided by the initial price)

Conversion at the Option of the Holder

Generally, subject to the terms of the Mandatory Convertible Preferred Stock and pursuant to the conversion procedures set forth in the Certificate of Determination, at any time prior to December 1, 2027, holders may elect to convert each share of their preferred stock into shares of common stock at the minimum conversion rate (as it may be adjusted pursuant to certain anti dilution adjustments), plus certain additional shares of common stock if there are undeclared, accumulated and unpaid dividends on the preferred stock being converted.

In addition, if holders elect to convert any shares of Mandatory Convertible Preferred Stock during a specified period beginning on the effective date of a Fundamental Change, as defined in the Certificate of Determination, such shares of Mandatory Convertible Preferred Stock will be converted into shares of our common stock (or Units or Exchange Property as described in the Certificate of Designations) at a Fundamental Change Conversion Rate as set forth in such Certificate of Determination, and the holders will also be entitled to receive a Fundamental Change Dividend Make-Whole Amount and Accumulated Dividend Amount, in each case payable in cash or shares of common stock and as defined in such Certificate of Determination. For this purpose, a “Fundamental Change” will be deemed to have occurred upon (i) the consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination or change in par value) as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or a combination thereof); (B) any consolidation, merger or other combination of us or binding share exchange pursuant to which our common stock will be converted into, or exchanged for, stock, other securities or other property or assets (including cash or a combination thereof); or (C) any sale, lease or other transfer or disposition in one transaction or a series of transactions of all or substantially all of the consolidated assets of ours and our subsidiaries taken as a whole, to any person other than one or more of our wholly-owned subsidiaries; (ii) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than us, any of our wholly-owned subsidiaries or any of our or any of our wholly-owned subsidiaries’ employee benefit plans (or any person or entity acting solely in its capacity as trustee, agent or other fiduciary or administrator of any such plan), filing a Schedule TO or any schedule, form or report under the

Exchange Act disclosing that such person or group has become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of capital stock then outstanding entitled to vote generally in elections of our directors; or; or (iii) our common stock ceases to be listed or quoted for trading on the NYSE, the Nasdaq Global Select Market or the Nasdaq Global Market (or another U.S. national securities exchange or any of their respective successors).

These features of the Mandatory Convertible Preferred Stock could increase the cost of acquiring PG&E Corporation or otherwise discourage a third party from acquiring PG&E Corporation or removing incumbent management.

Other Rights

Our Mandatory Convertible Preferred Stock does not contain any sinking fund or redemption provisions. Holders of our Mandatory Convertible Preferred Stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock.

Listing

Our Mandatory Convertible Preferred Stock is listed on the New York Stock Exchange under the symbol “PCG-PrX.”
Transfer Agent and Registrar

The transfer agent and registrar for our Mandatory Convertible Preferred Stock is EQ Shareowner Services.

Holding Company Structure

PG&E Corporation conducts its operations primarily through its subsidiaries and substantially all of its consolidated assets are held by its subsidiaries, including Pacific Gas and Electric Company (the “Utility”). Accordingly, PG&E Corporation’s cash flow and its ability to meet its obligations are largely dependent upon the earnings of its subsidiaries and the distribution or other payment of these earnings to PG&E Corporation in the form of dividends or loans or advances and repayment of loans and advances. PG&E Corporation’s subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts or make any funds available for payment pursuant to PG&E Corporation’s obligations.

Because PG&E Corporation is a holding company, its obligations will be structurally subordinated to all existing and future liabilities of its subsidiaries, including all debt securities and issued and outstanding preferred stock of the Utility (see Exhibit 4.1b)) for a description of such preferred stock). Furthermore, the rights of PG&E Corporation to participate in the assets of any subsidiary upon the liquidation or reorganization of the subsidiary will be subject to the prior claims of such subsidiary’s creditors, including any holders of preferred stock of such subsidiary. To the extent that PG&E Corporation is itself a creditor with recognized claims against any of its subsidiaries, its claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness or other liabilities of the subsidiary that are senior to the claims held by PG&E Corporation.